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                            November 16, 2023

       Don Kim
       Chief Financial Officer
       UroGen Pharma Ltd.
       400 Alexander Park
       Princeton, NJ 08540

                                                        Re: UroGen Pharma Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38079

       Dear Don Kim:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Research and Development Expenses, page 63

   1. We note that you have two product candidates, UGN-102 and UGN-301, that are still in clinical development,
and Jelmyto, which is an approved product. Please revise future filings to disclose the
costs incurred during each period presented for each of your key research and
development product candidates. If you do not track your research and development costs by
project, disclose that fact and explain why you do not maintain and evaluate research and
development costs by project. Provide other quantitative or
                                                        qualitative disclosure
that provides more transparency as to the type of research and development expenses
incurred (i.e., by nature or type of expense) which should reconcile to total research and
development expenses on your Statements of Operations.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Don Kim
UroGen Pharma Ltd.
November 16, 2023
Page 2

       Please contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 with any questions.



FirstName LastNameDon Kim                               Sincerely,
Comapany NameUroGen Pharma Ltd.
                                                        Division of Corporation
Finance
November 16, 2023 Page 2                                Office of Life Sciences
FirstName LastName